May 26, 2006

BY EDGAR
Mail Stop 7010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Surge Global Energy, Inc.
Registration Statement on Form SB-2
Filed December 30, 2005
File No. 333-130817

Dear Mr. Schwall:

Surge Global Energy, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement on Form SB-2 so that such registration statement shall become effective at 4:30 p.m. EST on Friday, May 26, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,
SURGE GLOBAL ENERGY, INC.
/s/ David Perez
David Perez
Chief Executive Officer

cc:   Raymond A. Lee
        S. Jamie Schloss